December 23, 2003

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.—Mailstop 4-6
Washington, D.C. 20549

RE:
ACCPAC INTERNATIONAL, INC.
REGISTRATION STATEMENT ON FORM S-1
(FILE NO. 333-101976)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, ACCPAC International, Inc. ("ACCPAC") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-101976 (the "Registration Statement"). The Registration Statement was originally filed on December 18, 2002.

None of ACCPAC's securities have been sold under the Registration Statement, which has been dormant since February 21, 2003. ACCPAC has entered into an Agreement and Plan of Merger, dated as of December 23, 2003, pursuant to which it has agreed to be acquired by The Sage Group plc, and ACCPAC no longer intends to sell securities under the Registration Statement. ACCPAC hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

If you have any questions regarding this letter, please contact Andrea Vachss of Covington & Burling at (415) 591-7069.

Sincerely,

ACCPAC International, Inc.

By:	/s/ DAVID HOOD David Hood Chief Executive Officer